SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Decision on Capital Increase of kt cloud Co., Ltd.

On May 11, 2023, the board of directors of kt cloud Co., Ltd. (the “Subsidiary”), a subsidiary of KT Corporation (the “Company”), approved a capital increase through a third-party allotment to IMM Credit & Solutions. (the “Capital Increase”).

Details of Capital Increase

Subsidiary Company	kt cloud Co., Ltd.

1.Type and Number of New Shares	Total Number of New Shares	2,656,808

	• Common Shares	1,328,404

	• Class Shares	1,328,404

2. Par Value per Share (Won)		500

3. Number of Issued and Outstanding Shares before Capital Increase	Common Shares	17,712,048
	Class Shares	-

4. Purpose of Funding	Facility Funds (Won)	600,000,234,680

5. Method of Capital Increase	Third-Party Allotment

• Details of Third Party	IMM Credit & Solutions

6. Issue Price of New Shares	Common Shares	225,835

	Class Shares	225,835

7. Discount or Premium over Base Share Price (%)		-

8. Basis for Third-Party Allotment in Articles of Incorporation	Article 9 Paragraph 3 of the Articles of Incorporation

9. Payment Date	July 6, 2023

10. Record Date for Dividend Payout of New Shares	January 1, 2023

11. Scheduled Delivery Date of New Shares	-

12. Matters Related to Contribution-in-kind	Not applicable

13. Date of Resolution by the Board of Directors	May 11, 2023

• Attendance of Present		-

Outside Directors Absent		-

– Attendance of Auditors (Non-Outside Director Members of Audit Committee)	Absent

14. Submission of Registration Statement	No

15. Reason for Submission Exemption	This is a paid-in capital increase by allocation to a third party for an unlisted corporation, and is not subject to public offering

16. Report to the Korea Fair Trade Commission	No

17. Other Matters Relating to Investment Decision

Among the item No. 1 above “Type and Number of New Shares”, the type of “Class Shares” is convertible preferred shares, and the major conditions for issuance are as follows:

① 1 voting right per share

② Cumulative Participation Profit Dividend Priority

③ Matters concerning conversion

•  Conversion period: 10 years starting on the issuance date

•  Conversion ratio: the issuance price per share of convertible preferred stock divided by the conversion price (the conversion rate as of the issuance date is 1 share of common stock per 1 share of convertible preferred stock)

•  Conversion price: issue price per share of convertible preferred stock. However, conversion price may be adjusted when certain events specified in the new share acquisition agreement occur, such as merger or split.

2. Regarding the details of Third Party of the item 5 above, the third party plans to establish an investment purpose company and transfer the contract.

3. The item 11 above “Scheduled Delivery Date of New Shares” is not listed separately as physical share certificates are not issued by the subsidiary.

4. With regard to the details on the issuance of new shares, the decision will be delegated to the CEO of the subsidiary.

5. The information above is subject to change according to the progress of the capital increase and related laws and regulations.

[Subsidiary Information]

The Name of Subsidiary	kt cloud Co., Ltd.

CEO	Dongsik Yun

Business Areas	Portal and other internet information mediation services (Data Center construction/operation, Cloud Service)

Whether it is a major subsidiary of the parent company?	No

Total Assets of Subsidiary (Won)	1,348,243,948,820

Total Consolidated Assets of the Parent Company (Won)	40,980,681,144,159

Percentage of Total Assets of Subsidiary compared to the total amount of consolidated assets of the parent company	3.29%